Mail Stop 3561

October 22, 2009

Via Fax & U.S. Mail

Mr. Robert E. Harrison, Chief Executive Officer
Alliance One International, Inc.
8001 Aerial Center Parkway
Morrisville, North Carolina 27560-8417

> **Re: Alliance One International, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed June 8, 2009**
> **Form 10-Q for the fiscal quarter ended June 30, 2009**
> **Filed August 4, 2009**
> **File No. 001-13684**

Dear Mr. Harrison:

We have reviewed your response letter dated October 6, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Financial Statements, page 39
Notes to Consolidated Financial Statements, page 44
Note B – Advances on Purchases of Tobacco, page 53

1.   We note your response to our prior comment number 3. We also note that there appears to be diversity in practice with respect to the accounting treatment for the bad debt expense associated with advances on purchases of tobacco as certain competitors in your industry record the provision as selling, general and administrative expense in the consolidated statements of income rather than capitalize such amounts into inventory. In this regard, please tell us what accounting consideration was given by management to the alternative method(s) utilized by your competitor(s) and whether you reconsidered your accounting methodology in light of the diversity. As part of your response, please tell us whether you believe alternative methods for accounting for the provision exist and if so, please describe such alternatives, including how management considered each alternative in determining the appropriate accounting treatment for the provision within its financial statements, and provide us with the accounting guidance you relied upon in determining the basis for your conclusions.

Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009

Condensed Consolidated Statements of Cash Flows, page 6

2.   We note your response to our prior comment 12 that you believe the initial cash outflows that were required when you entered into certain derivative contracts are analogous to an investor rather than a borrower as you pay cash upfront rather than receive cash. Please explain to us in greater detail the nature of the underlying transaction relating to in the money option for which the derivative contract was entered and why you believe such activity represents cash flows from investing activities when footnote 4 of SFAS 95 explicitly states that both cash inflows and outflows of such derivative instruments with an other than insignificant financing element at inception should be classified in financing activities. We may have further comment upon receipt of your response.

Notes to Condensed Consolidated Financial Statements, page 7
18. Subsequent Event, page 28
Convertible Note Hedge and Warrant Transactions, page 28

3.   We note from your response to our prior comment 13 that the company has determined that the convertible note hedge and warrants are equity instruments rather than derivative instruments. Please provide us with the following:

- Your analysis under EITF 07-5 that the instruments are indexed to the company's common stock; and
- Your analysis under paragraphs 12 through 32 of EITF 00-19 under which you concluded that equity classification was appropriate.

We may have further comment upon receipt of your response.

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You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief